UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66127 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mauldin Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4809 W. Lovers Lane
(No. and Street)

| Dallas | TX | 75209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mauldin — 800-829-7273
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

| 718 Paulus | Dallas | TX | 75214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Mauldin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mauldin Securities, LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

**Mary English**
Notary Public,
State of Texas
Expires: 09/08/2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MAULDIN SECURITES, LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2018**

**MAULDIN SECURITIES, LLC**

CONTENTS



McBee & Co.
A Professional Corporation
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Members of Mauldin Securities, LLC**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Mauldin Securities, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mauldin Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Mauldin Securities, LLC's management. Our responsibility is to express an opinion on Mauldin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the National Futures Association ("NFA") Supplemental Schedule IB ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The computation of net capital and computation of reserve requirements are required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is required by regulation 1.17(a)(1)(iii) defined by the of the Commodity Futures Trading Commission ("CFTC"). The National Futures Association Supplemental Schedule IB is required by the Commodity Exchange Act and rules of the NFA. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and CFTC Regulation 1.17(a)(1)(iii) accordingly. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the National Futures Association Supplemental Schedule IB is fairly stated, in all material respects, in relation to the financial statements as a whole.

**McBee & Co, PC**

We have served as Mauldin Securities, LLC's auditor since 2016.

Dallas, Texas

February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

# MAULDIN SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2018

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 196,391 |
| Referral fees receivable | | 145,752 |
| Other assets | | 16,506 |
| **TOTAL ASSETS** | **$** | **358,649** |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 51,444 |
| Total Liabilities | | 51,444 |
| Members' equity | | 307,205 |
| **TOTAL LIABILITIES & MEMBERS' EQUITY** | **$** | **358,649** |

The accompanying notes are an integral part of these financial statements.

# MAULDIN SECURITIES, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| **Revenues:** | | |
| Referral fees | $ | 894,124 |
| Interest income | | 717 |
| Total Revenues | | 894,841 |
| | | |
| **Expenses:** | | |
| Office services fee | | 55,012 |
| Regultory fees and expenses | | 22,635 |
| Professional fees | | 69,469 |
| Other expenses | | 71,731 |
| Total Expenses | | 218,847 |
| | | |
| Income before taxes | | 675,994 |
| Provision for state income tax | | 3,679 |
| | | |
| **Net Income** | $ | 672,315 |

The accompanying notes are an integral part of these financial statements.

**MAULDIN SECURITIES, LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | Managing Member | Non-Managing Member | Total |
|---|---|---|---|
| Balance, December 31, 2017 | $ 425,974 | $ - | $ 425,974 |
| Distributions | (791,084) | - | (791,084) |
| Net Income | 672,315 | - | 672,315 |
| Balance, December 31, 2018 | **$ 307,205** | **$ -** | **$ 307,205** |

The accompanying notes are an integral part of these financial statements.

# MAULDIN SECURITIES, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2018

**CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:**

| | | |
|---|---|---|
| Net Income | $ | 672,315 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Changes in assets and liabilities: | | |
| Decrease in referral fees receivable | | 71,581 |
| Decrease in other assets | | 2,629 |
| Increase in account payable and accrued expenses | | 10,643 |
| Net cash provided (used) by operating activities | | 757,168 |

**CASH FLOWS FROM INVESTING ACTIVITIES:**

| | | |
|---|---|---|
| Net cash provided (used) by investing activities | | - |

**CASH FLOWS FROM FINANCING ACTIVITIES:**

| | | |
|---|---|---|
| Distributions to managing member | | (791,084) |
| Net cash provided (used) by financing activities | | (791,084) |

| | | |
|---|---|---|
| Net increase (decrease) in cash and cash equivalents | | (33,916) |
| Cash and cash equivalents at beginning of year | | 230,307 |
| Cash and cash equivalents at end of year | $ | **196,391** |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:**

| | | |
|---|---|---|
| Cash paid (received) during the year for: | | |
| Interest | $ | **-** |
| Income taxes, net refund | $ | **(187)** |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Summary of Significant Accounting Policies

Mauldin Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. The Company satisfies its performance obligations upon providing referrals who enter into engagements with unaffiliated broker-dealers, funds or other entities. These fees are generally variable and referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on an allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $894,124 earned from such third party and its affiliate during the year ended December 31, 2018. Referral fees receivable at December 31, 2018 include $145,752 due from such third party and its affiliate.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

---

### NOTE 1 - Summary of Significant Accounting Policies (continued)

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2018, the Company had net capital $144,947, which was $99,947 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 35.49%.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

### NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

### NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

**NOTE 5 – Related Party Transactions**

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2018, the Company was allocated $126,096 of such expenses, which is reflected in various expense accounts in the statement of income and which $31,524 is payable at December 31, 2018.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different that if the companies were autonomous.

**NOTE 6 – Indemnifications**

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

**NOTE 7 – Liabilities Subordinated to Claims of General Creditor**

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

**NOTE 8 – Recent Accounting Pronouncements**

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

**NOTE 8 - Recent Accounting Pronouncements (continued)**

As a practical expedient, the Company has recognized the cumulative effect at the date of adoption, January 1, 2018. The revenue recognition standard was applied to all contracts and no existing contracts were restated.

There was no impact to member's equity as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting ASC 606, as revenue recognition and timing of revenue did not change as a result.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

**NOTE 9 – Commitments and Contingencies**

The Company had no commitments or contingencies that were required to be accrued or disclosed.

**NOTE 10 – Subsequent Event**

Subsequent events have been reviewed through February 25, 2019, the date of the filing of this report. The Company distributed $42,000 to the Managing Member during February 2019.

**Supplemental Information**

**Pursuant to Rule 17a-5**

**of the Securities Exchange Act of 1934**

**as of**

**December 31, 2018**

**MAULDIN SECURITIES, LLC**
**Computation of Net Captial Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2018**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---:|
| Total members' equity qualified for net capital | $ | 307,205 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 307,205 |
| Deductions and/or charges: | | |
| Non-allowable assets | | |
| Referral fees receivable | | (145,752) |
| Other assets | | (16,506) |
| Net capital before haircuts on securities positions | | 144,947 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) | | - |
| Net Capital | $ | 144,947 |

**AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---:|
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 51,444 |
| Total aggregate idebtedness | $ | 51,444 |

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

**MAULDIN SECURITIES, LLC**
**Computation of Net Captial Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2018**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital Required (6-2/3% of total aggregate indebtedness) | $ | 3,430 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ | 45,000 |
| Minimum Net Capital Requirement | $ | 45,000 |
| Net Capital in Excess of Minimum Required | $ | 99,947 |
| Net Capital in Excess of Minimum Required at 1000% | $ | 90,947 |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 0.35 to 1 |

No material differences existed between the audited compuation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the Corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Mauldin Securities, LLC.

The accompanying notes are an integral part of these financial statements.

**MAULDIN SECURITIES, LLC**
**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2018**

**EXEMPTIVE PROVISIONS**

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.  Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities.  Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

The accompanying notes are an integral part of these financial statements.

## National Futures Association Supplemental Schedule IB

### A) Capital Requirements and Restrictions

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the Form 1-FR.  All IBs (including securities brokers/dealers) must complete Sections A & B. Sections C-G need only be completed if they apply.

|  |  | Requirement | Restriction | Restriction |
|---|---|---|---|---|
| **A.**  Minimum dollar amount |  | 45,000 | 54,000 | 54,000 |
| **B.**  Calculation based on branch offices |  |  |  |  |
| # branch offices | 1 |  | 7,200 | 7,200 |
| **C.**  Calculation based on associated persons |  |  |  |  |
| # associated persons | 1 | 3,000 | 3,600 | 3,600 |
| **D.**  Securities brokers/dealers |  | 5,000 |  |  |
| Greatest of A to D |  | $45,000 | $54,000 | $54,000 |
|  |  |  |  |  |
| Subordinated debt maturing in next 6 months |  |  | 0 | 0 |
| Expected capital withdrawals in next 6 months |  |  | 0 |  |
| Total |  |  | $54,000 | $54,000 |

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

## National Futures Association Supplemental Schedule IB

### B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

| | | | | |
|---|---|---|---|---|
| Ownership Equity | 307,205 | | Ownership Equity | 307,205 |
| + Qualifying subordinated debt | 0 | | + Total subordinated debt | 0 |
| = Equity Capital | 307,205 | | | |
| | | | = Required Total | 307,205 |

| | |
|---|---|
| Equity Capital/Required Total: | 100.0000% |

## National Futures Association Supplemental Schedule IB

### C)  Current Receivables (Balance Sheet Line 7)

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged    | 0 |

| Receivable A | Check | DETAIL_NUM | Description | Market Value | Charge  * | Net | NonCurrent Rec |
|---|---|---|---|---|---|---|---|
| N/A | 1 | 5 | | | | 0 | 0 |
| | 0 | 6 | | | | 0 | 0 |
| | 0 | 7 | | | | 0 | 0 |
| | 0 | 8 | | | | 0 | 0 |
| | 0 | 9 | | | | 0 | 0 |
| | 0 | 10 | | | | 0 | 0 |
| | 0 | 11 | | | | 0 | 0 |
| | 0 | 12 | | | | 0 | 0 |
| | 0 | 13 | | | | 0 | 0 |
| | 0 | 14 | | | | 0 | 0 |
| | 0 | 15 | | | | 0 | 0 |
| | 0 | 16 | | | | 0 | 0 |

## National Futures Association Supplemental Schedule IB

### D)  Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceeds 95% of market value of the commodity must be shown as a charge against cap

|  |  |  |  | Collateral |  |  | $0 |
|---|---|---|---|---|---|---|---|
| Advance Amo | Check | DETAIL_NUM | Description | Market Value | Charge | Net | Capital Charge |
| N/A | 1 | 25 | | | 95% | 0 | 0 |
| | 0 | 26 | | | 95% | 0 | 0 |
| | 0 | 27 | | | 95% | 0 | 0 |
| | 0 | 28 | | | 95% | 0 | 0 |
| | 0 | 29 | | | 95% | 0 | 0 |
| | 0 | 30 | | | 95% | 0 | 0 |
| | 0 | 31 | | | 95% | 0 | 0 |
| | 0 | 32 | | | 95% | 0 | 0 |
| | 0 | 33 | | | 95% | 0 | 0 |
| | 0 | 34 | | | 95% | 0 | 0 |
| | 0 | 35 | | | 95% | 0 | 0 |

## National Futures Association Supplemental Schedule IB

**E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)**

| | |
|---|---|
| 0% Inventory hedged and registered as deliverable | 0 |
| 5% Inventory hedged but not registered as deliverable | 0 |
| 10% Hedged fixed price commitments and forward contracts | 0 |
| 20% Unhedged inventory, fixed price commitments, and forward contracts | 0 |
| Total Market value | 0 |

| Description | Market Value | Charge Pct | Charge Amount |
|---|---|---|---|
| N/A | | | 0 |
| | | | 0 |
| | | | 0 |
| | | | 0 |
| | | | 0 |
| | | | 0 |
| | | | 0 |

## National Futures Association Supplemental Schedule IB

A charge must be taken for any trading done by an IB for its own account

The charge is 150% of the exchange maintenance margin

No deduction is allowed for equity in the account

**F) Proprietary Accounts (Net Capital Computation Line 9)**     0

| Account Number | Maint. Margin | Charge Pct | Charge Amount |
|---|---|---|---|
| N/A | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |
| | | 150% | 0 |

Attach a listing of all open proprietary positions.

**Report of Independent Registered**

**Public Accounting Firm**

**On Internal Control**

**Year Ended December 31, 2018**



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

### <u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

**To the Members of Mauldin Securities, LLC**

As required by Regulation §1.16, Qualifications and reports of accountants, of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding certain regulated commodity and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation §1.16, in the following: (1) making the period computations of minimum financial requirements pursuant to Regulation §1.17, Minimum financial requirements for futures commission merchants and introducing brokers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation §1.16 (d)(2) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and uses of the members, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation §1.16 under the Commodity Exchange Act in CFTC's regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

**McBee & Co, PC**
Dallas, Texas
February 25,2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com

Dallas | Keller/Southlake

**Report of Independent Registered Public Accounting Firm**

**On the SIPC Annual Assessment**

**Required by SEC Rule 17a-5**

**Year Ended December 31, 2018**



McBee & Co.

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

**To the Board of Directors and Stockholder of Mauldin Securities, LLC**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mauldin Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Mauldin Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Mauldin Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mauldin Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mauldin Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

**McBee & Co, PC**
Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

**SIPC-7**

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

**SIPC-7**

(35-REV 6/17)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mauldin Securities, LLC
4809 West Lovers Lane
Dallas, TX 75201-1067

66127 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Valynda A. Ewton 214-526-0806

2. A. General Assessment (item 2e from page 2) — $1342.26

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (665.01)
   07/30/2018
   Date Paid

   C. Less prior overpayment applied — (0.00)

   D. Assessment balance due or (overpayment) — 677.25

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum — 0.00

   F. Total assessment balance and interest due (or overpayment carried forward) — $677.25

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $677.25

   H. Overpayment carried forward — $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mauldin Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 30 day of January, 2019.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ 894841

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).   $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues   $ 894841

2e. General Assessment @ .0015   Rate effective 1/1/2017   $ 1342.26

(to page 1, line 2.A.)

200

**Report of Independent Registered Public Accounting Firm**

**On Management's Exemption Report**

**Required By SEC Rule 17a-5**

**Year Ended December 31, 2018**



McBee & Co.

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Members of Mauldin Securities, LLC**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mauldin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mauldin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mauldin Securities, LLC stated that Mauldin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Mauldin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mauldin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**McBee & Co, PC**

Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

21



## SECURITIES, LLC
2900 McKinnon #1708
Dallas, TX 75201

## BROKER-DEALER ANNUAL EXEMPTION REPORT

## DECEMBER 31, 2018

Mauldin Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief Mauldin Securities, LLC states the following:

Mauldin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

Mauldin Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John F. Mauldin, affirm that to my best knowledge and belief, this Exception Report is true and correct.

John F. Mauldin
President, CCO

February 25, 2019